EXHIBIT 12.1

FEDEX CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(UNAUDITED)

(IN MILLIONS, EXCEPT RATIOS)

	Three Months Ended August 31,		Year Ended May 31,
	2013	2012	2013	2012	2011	2010	2009
Earnings:
Income before income taxes	$766	$727	$2,455	$3,141	$2,265	$1,894	$677
Add back:
Interest expense, net of capitalized interest	31	12	82	52	86	79	85
Amortization of debt issuance costs	1	1	5	5	16	14	5
Portion of rent expense representative of interest factor	221	201	864	797	852	806	795

Earnings as adjusted	$1,019	$941	$3,406	$3,995	$3,219	$2,793	$1,562

Fixed Charges:
Interest expense, net of capitalized interest	$31	$12	$82	$52	$86	$79	$85
Capitalized interest	8	19	45	85	71	80	71
Amortization of debt issuance costs	1	1	5	5	16	14	5
Portion of rent expense representative of interest factor	221	201	864	797	852	806	795

	$261	$233	$996	$939	$1,025	$979	$956

Ratio of Earnings to Fixed Charges	3.9	4.0	3.4	4.3	3.1	2.9	1.6